SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

May 7, 2010

Commission File Number: 333-130901

MACRO BANK INC.
(Exact name of registrant as specified in its Charter)

Sarmiento 447
Buenos Aires C1 1041
Tel: 54 11 5222 6500
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

BANCO MACRO ANNOUNCES RESULTS FOR THE FIRST QUARTER OF 2010

Buenos Aires, Argentina, May 7, 2010 – Banco Macro S.A. (NYSE: BMA; Buenos Aires: BMA) (“Banco Macro” or “BMA” or the “Bank”) announced today its results for the first quarter ended March 31, 2010 (“1Q10”).  All figures are in Argentine pesos (Ps.) and have been prepared in accordance with Argentine GAAP.

SUMMARY

•
The Bank’s net income totalled Ps.246.0 million. This result was 58% higher than the Ps.156.0 million posted for the first quarter of 2009 (“1Q09”). The annualized 1Q10 ROAE and ROAA were 28% and 3.6%, respectively.

•
In 1Q10, the Bank’s net financial income was Ps.654.0 million, increasing 32% year over year (“YoY”).  In addition, Banco Macro’s operating income rose 36% YoY to Ps.422.3 million from Ps. 309.6 million.

•
Banco Macro’s financing to private sector grew 5%, or Ps.547.8 million, quarter to quarter (“QoQ”). This growth was led by consumer loans which rose 6% and “other loans” (which includes pre - export financing and commercial loans to small and medium size companies (SMEs)) which grew 8%.

•
Total deposits grew 5% or Ps.920.3 million QoQ, totalling Ps.19.5 billion and representing 79% of the Bank’s total liabilities. Public sector deposits, in the provinces where the Bank acts as the financial agent, rose 19% recovering the level of previous quarters.

•
Banco Macro continued showing a strong solvency ratio, with an excess capital of Ps.2.5 billion (29.1% capitalization ratio) in 1Q10. In addition, the Bank’s liquid assets remained at a high level, reaching 60.4% of its total deposits at March 31, 2010.

•	In 1Q10, the Bank’s non-performing to total financing ratio reached 2.95% and the coverage ratio was 118.6%, compared to 3.25% and 116.1%, respectively, in the previous quarter (4Q09).

RESULTS

Earnings per outstanding share were Ps.0.41. This was 58% higher than 1Q09’s Ps.0.26 and similar to 4Q09.

EARNINGS PER SHARE	MACRO consolidated
	I09	II09	III09	IV09	I10

Net income (M $)	156.0	163.2	190.9	241.8	246.0
Average shares outstanding (M)	601.2	593.5	593.4	594.5	594.5
Average shares in portfolio (M)	82.8	43.7	24.0	0.0	0.0
Average shares issued (M)	683.9	637.2	617.4	594.5	594.5
Book value per issued share ($)	4.27	4.58	5.04	5.65	6.06
Earnings per outstanding share ($)	0.26	0.27	0.32	0.41	0.41

Banco Macro’s 1Q10 net income rose by 58% YoY and 2% QoQ to Ps.246.0 million. The Bank’s annualized 1Q10 ROAE and ROAA were 28% and 3.6%, respectively.

In 1Q10, the Bank’s operating result increased 36% YoY to Ps.422.3 million compared to 1Q09’s Ps.309.6 million.

Additionally, the net income obtained is particularly meaningful considering that the leverage of Banco Macro’s balance sheet (7.8x assets to equity ratio) was lower than the system and our competitors’ average, according to figures published by the Central Bank.

INCOME STATEMENT	MACRO consolidated
In MILLION $	I09	II09	III09	IV09	I10

Net financial income	496.7	604.7	662.5	585.1	654.0
Provision for loan losses	-25.7	-25.8	-81.4	-64.6	-37.8
Net fee income	197.7	205.0	206.1	214.9	220.3
	668.7	783.8	787.2	735.4	836.5
Administrative expenses	-359.1	-371.1	-373.3	-418.9	-414.2
Operating result	309.6	412.7	413.9	316.5	422.3
Minority interest	-0.7	-1.2	-1.6	-1.6	-1.5
Net other income	2.4	-7.2	-3.4	-28.1	15.0
Net income before income tax	311.3	404.3	408.9	286.8	435.8
Income tax	-155.2	-241.2	-217.9	-45.0	-189.8
NET INCOME	156.0	163.2	190.9	241.8	246.0

The Bank’s financial income of Ps.972.5 million increased 5%, or Ps.47.3 million YoY. On a quarterly basis, these results grew 3% or Ps.28.8 million, mainly driven by revenues generated by differences in Fx transactions.

Interest on loans represented 54% of total financial income and was 4% lower than 1Q09’s level and 2% below the previous quarter, mainly due to a decline in interest rates.  However, the impact of a decline in interest rates was partially offset by an increase in the loan portfolio.

1Q10 Results	Page 2 of 15

Income from government and private securities increased by 101% or Ps.185.4 million YoY as a result of an increase in the Bank’s bond portfolio prices and on a larger bond portfolio compared to 1Q09. On a quarterly basis, there was a 3% decline in the results of government and private securities, primarily from LEBACs/NOBACs.

The differences in quoted prices of foreign currency increased 298% or Ps.32.8 million when compared to 4Q09, due to the Argentine peso depreciation and its impact on the Bank´s foreign currency position.

FINANCIAL INCOME	MACRO consolidated
In MILLION $	I09	II09	III09	IV09	I10

Interest on cash and due from banks	0.1	0.1	0.1	0.1	0.0
Interest on loans to the financial sector	3.3	2.5	0.9	0.8	2.0
Interest on overdrafts	99.3	83.1	81.5	76.4	59.6
Interest on documents	57.1	47.9	46.6	43.5	34.7
Interest on mortgages loans	26.9	25.5	25.7	25.9	25.7
Interest on pledges loans	16.4	15.1	12.5	11.1	11.5
Interest on credit cards loans	47.1	49.4	41.0	45.9	47.4
Interest on other loans	300.1	299.4	312.6	331.7	345.2
Interest on other receivables from finan. interm.	0.0	0.1	0.0	0.0	0.1
Income from government & private securities,net (1)	184.2	341.6	462.8	382.4	369.6
Net options results	0.0	0.0	0.0	0.0	0.6
Income from Guaranteed Loans	3.2	0.0	0.3	3.7	0.1
CER adjustment	5.0	2.5	3.4	7.8	1.0
CVS adjustment	0.2	0.2	0.1	0.2	0.2
Difference in quoted prices of foreign currency	46.4	47.9	28.4	11.0	43.8
Other	135.9	59.7	0.7	3.2	31.0

Total financial income	925.2	975.0	1,016.6	943.7	972.5

(1) Income from government & private securities
LEBAC / NOBAC	113.3	144.5	158.2	170.6	162.0
Other	70.9	197.1	304.6	211.8	207.6
TOTAL	184.2	341.6	462.8	382.4	369.6

The Bank’s financial expense of Ps. 318.5 million decreased by 11% QoQ and by 26% or Ps.110.1 million YoY.

In the quarter, interest on deposits represented 75% of the Bank’s total financial expenses, declining Ps.25.2 million or 10% QoQ. This can be traced to a decrease in the average interest rates paid on time deposits (10.25% average in 4Q09 compared to 9.22% average in 1Q10).

On a yearly basis, interest on deposits decreased 31% also due to lower interest rates paid on deposits (interest rates paid on time deposits dropped from 14.33% average in 1Q09 to 9.22% average in 1Q10).

1Q10 Results	Page 3 of 15

Other financial expenses dropped by Ps.11.9 million or 23% QoQ due to lower negative results on future FX transactions.

FINANCIAL EXPENSE	MACRO consolidated
In MILLION $	I09	II09	III09	IV09	I10

Interest on checking accounts	4.8	4.0	3.9	3.7	3.0
Interest on saving accounts	4.0	4.1	4.4	4.6	4.6
Interest on time deposits	334.3	286.0	271.2	254.5	230.0
Interest on loans from financial sector	0.5	0.1	0.7	1.4	1.1
Interest on other liabilities from financial interm.	22.1	20.3	19.6	19.5	16.2
Interest on subordinated notes	13.1	13.6	14.1	14.1	14.1
Other Interest	1.1	0.5	0.6	0.5	0.5
CER adjustments	1.9	0.6	0.8	1.0	1.4
Deposits Guarantee Fund	7.1	7.4	7.8	7.7	7.9
Other	39.7	33.6	31.0	51.6	39.7

Total Financial Expense	428.6	370.3	354.1	358.6	318.5

Banco Macro’s net fee income of Ps.220.3 million rose by 11% or Ps.22.6 million, as compared to 1Q09 and 3% or Ps.5.4 million from 4Q09. The increase was mainly driven by fees on deposit accounts and credit-related fees.

NET FEE INCOME	MACRO consolidated
In MILLION $	I09	II09	III09	IV09	I10

Fee charges on deposit accounts	168.9	166.2	163.2	171.4	179.4
Debit and credit card income	39.4	40.5	44.0	47.8	47.7
Other fees related to foreign trade	6.1	8.3	5.1	7.2	5.2
Credit-related fees	13.5	13.8	14.8	18.6	20.0
Lease of safe-deposit boxes	4.6	4.7	5.7	6.0	6.0
Other	19.5	27.2	27.0	26.8	24.7
Total fee income	252.1	260.7	259.8	277.8	283.0

Total fee expenses	54.3	55.7	53.7	62.9	62.7

Net fee income	197.7	205.0	206.1	214.9	220.3

In 1Q10, Banco Macro’s administrative expenses of Ps.414.2 million decreased by 1% QoQ, due to a decrease in advertising and other operating expenses.

As compared to 1Q09, administrative expenses increased 15% due to higher personnel expenses as result of the 23.5% salary increase agreed with the labor union in March 2010 (effective as of January 2010).

Banco Macro’s efficiency ratio (expenses / net financial and fee income) reached 47.4% in 1Q10, improving on an annual and quarterly basis.

1Q10 Results	Page 4 of 15

ADMINISTRATIVE EXPENSES	MACRO consolidated
In MILLION $	I09	II09	III09	IV09	I10

Personnel expenses	232.0	230.4	230.9	273.6	279.7
Directors & statutory auditors´fees	12.6	16.0	4.1	3.7	4.2
Other professional fees	16.5	14.9	16.4	17.7	17.2
Advertising & publicity	6.9	10.0	14.1	15.9	8.5
Taxes	17.8	22.5	21.2	18.3	20.3
Depreciation of equipment	13.1	13.2	13.7	14.0	14.0
Amortization of organizational costs	7.8	8.0	8.4	9.1	9.6
Other operating expenses	48.0	50.7	57.1	60.3	55.8
Other	4.4	5.3	7.4	6.3	4.9
Total Administrative Expenses	359.1	371.1	373.3	418.9	414.2
			373
Total Employees	7,874	7,855	7,835	7,810	7,807
Branches	413	414	413	408	408

Efficiency ratio	51.7%	45.8%	43.0%	52.4%	47.4%

Efficiency ratio accumulated	51.7%	48.6%	46.5%	48.0%	47.4%

In 1Q10, the Bank’s net other income totaled Ps.15 million showing a quarterly increase. This increase was due to an increase in the loans recovery level and the reversal of allowances totaling Ps.11.4 million.  Other Expense decreased by Ps.36.3 million QoQ mainly due to a tax provision of Ps.42 million in the previous quarter.

NET OTHER INCOME	MACRO consolidated
In MILLION $	I09	II09	III09	IV09	I10

Other Income
Penalty interest	5.5	7.0	5.6	5.8	6.4
Recovered loans and allowances reversed	10.0	12.0	13.2	11.7	23.1
Other	7.7	18.3	13.9	11.3	6.1
Total Other Income	23.2	37.4	32.7	28.8	35.6

Other Expense
Uncollected charges for other loans and other provisions	6.7	21.8	-9.2	2.0	7.5
Difference in amparos amortization	6.4	6.4	3.8	4.0	4.2
Goodwill amortization	2.1	2.1	2.1	2.1	2.1
Other Expense	5.6	14.3	39.3	48.8	6.8
Total Other Expense	20.7	44.7	36.0	56.9	20.6

Net Other Income	2.5	-7.3	-3.4	-28.1	15.0

In 1Q10, Banco Macro’s effective income tax rate was 43.6% as compared to the 49.9% registered in 1Q09.

1Q10 Results	Page 5 of 15

FINANCIAL ASSETS

Private sector financing

The volume of “core” financing to the private sector after aggregating the Bank’s personal financial trust and leasing portfolio, excluding advances to companies with AAA local rating, increased 5% QoQ and 9% YoY.

In 1Q10, the Bank’s “other loans” segment, which includes structured loans to SMEs and pre-export financing, rose 8% QoQ. Banco Macro’s consumer loans and mortgage loans grew 6% and 7%, respectively.

Overdrafts decreased 13% QoQ mainly due to lower cash advances to companies with AAA local rating, as a result of the Bank’s liquidity policy.

PRIVATE SECTOR LOAN PORTFOLIO	MACRO consolidated					Variation
In MILLION $	I09	II09	III09	IV09	I10	IV09/I10	I09/I10

Overdrafts (total)	1,482.1	1,244.6	1,495.6	1,436.3	1,254.9	-13%	-15%
Overdrafts	1,122.5	1,063.1	1,277.9	1,169.2	1,215.0	4%	8%
AAA (liquidity administration)	359.6	181.5	217.7	267.1	39.9	-85%	-89%
Discounted documents	1,285.8	1,305.7	1,338.3	1,412.6	1,341.5	-5%	4%
Mortgages loans	752.0	712.8	741.5	746.8	802.0	7%	7%
Pledges loans	337.8	292.6	258.1	262.5	282.3	8%	-16%
Consumer loans	3,806.7	3,773.7	3,845.7	4,006.6	4,234.1	6%	11%
Credit Cards loans	859.1	842.6	845.3	950.1	970.0	2%	13%
Others	2,222.6	2,519.5	2,375.3	2,271.8	2,447.4	8%	10%
Total credit to the private sector	10,746.1	10,691.5	10,899.8	11,086.7	11,332.2	2%	5%
Financial trusts	495.9	585.4	587.6	597.0	697.2	17%	41%
Leasing	332.2	300.8	274.8	250.2	225.1	-10%	-32%
Total credit w/ f. trusts and leasing	11,574.2	11,577.7	11,762.2	11,933.9	12,254.5	3%	6%

Total credit w/o liquidity administration	11,214.6	11,396.2	11,544.5	11,666.8	12,214.6	5%	9%

PUBLIC SECTOR ASSETS

The Bank’s public sector assets (excluding LEBAC / NOBAC) to total assets ratio was 2.7% in 1Q10, lower than 4.0% and 5.4 % posted in 4Q09 and 1Q09, respectively, and less than the system’s average (higher than 12%).

The quarterly decline was mainly due to a decrease in government security portfolio that was partially offset by the increase in public sector loans (to provinces).

1Q10 Results	Page 6 of 15

PUBLIC SECTOR ASSETS	MACRO consolidated
In MILLION $	I09	II09	III09	IV09	I10

LEBAC / NOBAC B.C.R.A.	3,830.9	4,687.3	5,240.0	5,156.9	4,890.9
Other	1,016.0	1,114.0	599.5	823.9	360.0
Government securities	4,846.9	5,801.3	5,839.5	5,980.8	5,251.1
Guaranteed loans	273.8	259.4	185.6	190.5	186.3
Provincial loans	20.5	14.9	18.0	15.9	152.6
Government securities loans	1.9	0.0	9.7	11.0	0.0
Loans	296.2	274.3	213.3	217.4	338.9
Purchase of government bonds	22.5	115.5	61.7	14.7	58.6
Other receivables for financial intermediation	22.5	115.5	61.7	14.7	58.6
BODEN to collect	13.4	14.5	15.6	16.2	16.4
Other receivables	13.4	14.5	15.6	16.2	16.4

TOTAL PUBLIC SECTOR ASSETS	5,179.0	6,205.6	6,130.1	6,229.1	5,664.9

TOTAL PUBLIC SECTOR LIABILITIES	149.3	280.5	179.7	124.8	171.8

Net exposure	5,029.7	5,925.1	5,950.4	6,104.3	5,493.1

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC / NOBAC )	1,348.1	1,518.3	890.1	1,072.2	774.1

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC / NOBAC) /TOTAL ASSETS	5.4%	6.0%	3.4%	4.0%	2.7%

Net exposure (net of LEBAC/NOBAC) / TOTAL ASSETS	4.8%	4.9%	2.7%	3.5%	2.1%

FUNDING

Deposits

Banco Macro’s total deposit base totaled Ps.19.5 billion in 1Q10. Deposits remained the Bank’s most important source of funds, growing 13% YoY and 5% QoQ and representing 79% of the Bank’s total liabilities.

The quarterly growth was led by public sector deposits, in the provinces where Banco Macro acts as their financial agent, which grew 19%. In the same period, private sector deposits increased 2%.

DEPOSITS	MACRO consolidated					Variation
In MILLION $	I 09	II 09	III 09	IV 09	I 10	Q to Q	Y to Y

Public sector	4,247.5	4,154.3	4,039.7	3,613.9	4,312.4	19%	2%

Financial sector	16.1	11.2	11.9	14.1	10.9	-23%	-32%

Private sector	13,022.7	13,569.4	14,487.4	14,964.9	15,189.9	2%	17%
Checking accounts	2,549.0	2,931.9	3,168.5	3,275.8	3,256.1	-1%	28%
Savings accounts	2,642.4	2,833.4	2,991.1	3,445.6	3,236.3	-6%	22%
Time deposits	7,293.9	7,192.4	7,706.8	7,711.5	8,140.7	6%	12%
Other	537.4	611.7	621.0	532.0	556.8	5%	4%
TOTAL	17,286.3	17,734.9	18,539.0	18,592.9	19,513.2	5%	13%

1Q10 Results	Page 7 of 15

Other sources of funds

In 1Q10, other sources of funds remained unchanged QoQ. A decline was registered in funding from other banks and international institutions due to the cancellation of the USD 52.2 million working capital credit facility with Credit Suisse. This decline was offset by an increase in equity explained by last quarter increase in net income.

OTHER FUNDING	MACRO consolidated
In MILLION $	I09	II09	III09	IV09	I10

Central Bank	2.0	2.7	1.9	1.9	1.9
Banks and international institutions	214.7	210.8	209.4	227.2	30.2
Financing received from Argentine financial institutions	86.0	47.3	102.2	191.2	109.6
Subordinated corporate bonds	573.9	572.5	593.3	572.5	598.2
Unsubordinated corporate bonds	695.5	649.5	618.3	616.7	622.0
Shareholders´ equity	2,920.0	2,919.2	3,111.7	3,358.8	3,604.8
Total Funding	4,492.1	4,402.0	4,636.8	4,968.3	4,966.8

In 1Q10, Banco Macro’s average cost of funds was 5.7%, one of the lowest in the banking sector. Banco Macro’s transactional deposits represented approximately 45% of its deposit base. These accounts are low cost and are not sensitive to interest rate increases.

LIQUID ASSETS

In 1Q10, the Bank’s liquid assets increased by 22% or Ps.2.2 billion YoY and 5% or Ps.520.7 million QoQ.

Banco Macro’s liquid asset to total deposits ratio remained at high levels reaching 60.4%.

LIQUID ASSETS	MACRO consolidated
In MILLION $	I09	II09	III09	IV09	I10

Cash	3,713.1	3,475.2	4,201.1	5,016.2	4,960.7
Guarantees for compensating chambers	214.8	219.1	242.0	242.4	270.5
Loans to AAA companies	359.6	181.5	217.7	267.1	39.9
Call	40.6	40.0	23.2	50.0	4.6
Repos	186.5	534.8	551.1	1,046.2	1,308.3
LEBAC / NOBAC	5,158.9	5,364.3	5,826.7	4,650.4	5,209.1
TOTAL	9,673.5	9,814.9	11,061.8	11,272.3	11,793.0

Liquid assets to total deposits	56.0%	55.3%	59.7%	60.6%	60.4%

1Q10 Results	Page 8 of 15

SOLVENCY

In 1Q10, Banco Macro’s integrated capital was Ps.3.9 billion, well above the required capital of Ps.1.4 billion. Therefore, the Bank’s excess capital was Ps.2.5 billion.

The capitalization ratio was 29.1% in 1Q10, well above the 10.5% minimum required by the regulations.

The Bank’s excess capital is aimed at supporting growth, and consequently, a higher leverage of the Bank’s balance sheet.

MIN.CAP.REQUIREMENT	MACRO consolidated
In MILLION $	I09	II09	III09	IV09	I10

Credit risk requirement	1,085	1,088	1,119	1,103	1,115
Market risk requirement	67	64	45	40	58
Interest rate requirement	239	261	200	201	265
Integrated capital	3,288	3,296	3,484	3,708	3,979
Excess capital	1,897	1,883	2,120	2,364	2,541

Capitalization ratio	24.6%	24.6%	25.3%	27.4%	29.1%

ASSET QUALITY

In 1Q10, Banco Macro’s non-performing to total financing ratio reached 2.95% and the coverage ratio was 118.6%.

During 1Q10, the irregular commercial portfolio decreased by Ps.15 million explained by the recovery of two clients, while the irregular consumer portfolio remained at level similar to the previous quarter.

Banco Macro is committed to continue working in this area and keep excellent asset quality standards.

1Q10 Results	Page 9 of 15

ASSET QUALITY	MACRO consolidated
In MILLION $	I09	II09	III09	IV09	I10

Commercial portfolio	5,786.7	6,052.5	5,829.5	5,559.8	5,796.2
Irregular	115.6	147.2	101.6	118.5	102.4
Consumer portfolio	6,323.2	6,177.8	6,428.7	6,733.9	7,003.0
Irregular	255.4	268.1	278.1	278.7	275.2
Total portfolio	12,110.0	12,230.3	12,258.2	12,293.7	12,799.2
Irregular	370.9	415.3	379.7	397.2	377.7
Irregular / Total portfolio	3.06%	3.40%	3.10%	3.23%	2.95%
Total provisions	449.4	435.8	440.3	461.0	447.9
Coverage ratio w/allowances	121.16%	104.94%	115.96%	116.06%	118.60%

CER EXPOSURE AND FOREIGN CURRENCY POSITION

CER EXPOSURE	MACRO consolidated
In MILLION $	I09	II09	III09	IV09	I 10

CER adjustable ASSETS
Government Securities	184.5	281.8	137.2	245.9	0.2

Guaranteed loans	273.0	275.2	204.7	210.6	218.5
Private sector loans	44.6	39.5	34.6	31.4	28.0
Other loans	9.4	8.3	6.3	5.1	5.2
Loans	327.0	323.0	245.6	247.1	251.7

Leasing	2.7	1.8	0.9	1.1	1.0
Other loans	3.1	4.4	4.4	3.9	3.1
Total CER adjustable assets	517.3	611.0	388.1	498.0	256.0

CER adjustable LIABILITIES
Deposits	1.5	0.7	0.4	0.5	0.5
Other liabilities from financial intermediation	44.5	44.4	44.5	44.8	45.4
Subordinated corporate bonds	1.3	1.4	0.9	0.9	0.5
Total CER adjustable liabilities	47.3	46.5	45.8	46.2	46.4

NET ASSET CER EXPOSURE	470.0	564.5	342.3	451.8	209.6

FX CURRENCY POSITION	MACRO consolidated
In MILLION $	I09	II09	III09	IV09	I10

Cash	1,846.0	1,825.9	2,577.8	2,635.0	2,341.1
Government Securities	581.4	727.4	777.3	1,596.8	588.6
Loans	2,322.5	2,489.5	2,255.6	1,899.2	2,040.4
Other receivables from financial intermediation	408.2	906.6	916.6	1,264.2	1,885.4
Investments in other companies	0.6	141.8	159.6	165.1	170.5
Other receivables	79.5	65.1	32.1	30.0	36.8
Other assets	77.9	76.8	77.0	72.6	69.8
TOTAL ASSETS	5,316.1	6,233.1	6,796.0	7,662.9	7,132.6
Deposits	3,332.9	3,691.3	4,265.1	3,895.9	3,879.9
Other liabilities from financial intermediation	851.6	1,121.8	1,097.3	1,892.3	749.2
Other liabilities	20.4	8.3	6.0	5.6	5.0
Subordinated corporate bonds	572.6	571.1	592.3	571.5	597.7
TOTAL LIABILITIES	4,777.5	5,392.5	5,960.7	6,365.3	5,231.8

NET FX POSITION	538.6	840.6	835.3	1,297.6	1,900.8

1Q10 Results	Page 10 of 15

RELEVANT AND RECENT EVENTS

✓
Relying on Communications “A” 4676, 4861 and complementary regulation from the Central Bank, Banco Macro decided to account certain securities at “cost plus yield basis”.  In December 2009, the Central Bank issue a Communication “A” 5024, forcing banks to account to market value their bond portfolio before December 31st, 2010, at a minimum pace of 25% per quarter. As of March 31, 2010 Banco Macro marked at such value 67% of its bonds portfolio according to their holding as of December 31, 2009.

✓	The Shareholders´ Meeting held on April 6th, 2010, approved a cash dividend payment of Ps.208 million (Ps.0.35 per share). Central Bank authorization of such payment is still pending.

✓
On March 30, Banco Macro has entered into a share purchase agreement with Mr. Alejandro Manuel Estrada, Alejandro Carlos Estrada, Raul Fernandez and Private LP (collectively, the "Sellers"), under which, subject to satisfaction of certain conditions (among others the approval of the transaction by the Central Bank), the Bank will acquire from Sellers shares representing 100% of the capital and votes of Banco Privado de Inversiones S.A., a local financial institution.

1Q10 Results	Page 11 of 15

QUARTERLY CONFERENCE CALL

A conference call to discuss this press release will be held on May 10, 2010 at 12:00 p.m. Buenos Aires time (11:00 a.m., New York time), with the presence of Jorge Pablo Brito (Member of the Executive Committee), Guillermo Stanley (Board member), Guillermo Goldberg (Deputy General Manager) and Jorge Scarinci, (Finance and Investor Relations Manager).  Dial in information:

(888) 298-3511 (Within the U.S.)

(719) 325-2223 (Outside the U.S.)

Conference ID: 7056143

DISCLAIMER

This press release includes forward-looking statements.  We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business.  Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things: inflation; changes in interest rates and the cost of deposits; government regulation; adverse legal or regulatory disputes or proceedings; credit and other risks of lending, such as increases in defaults by borrowers; fluctuations and declines in the value of Argentine public debt; competition in banking, financial services; deterioration in regional and national business and economic conditions in Argentina; and fluctuations in the exchange rate of the peso.

The words “believe,” “may”, “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements.  Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition.  Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors.  In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this press release might not occur and are not guarantees of future performance.

This report is a summary analysis of Banco Macro's financial condition and results of operations as of and for the period indicated.  For a correct interpretation, this report must be read in conjunction with all other material periodically filed with the Comisión Nacional de Valores (www.cnv.gov.ar), the Securities and Exchange Commission (www.sec.gov), the Bolsa de Comercio de Buenos Aires (www.bolsar.com.ar) and the New York Stock Exchange (www.nyse.com).  In addition, the Central Bank (www.bcra.gov.ar) may publish information related to Banco Macro as of a date subsequent to the last date for which the Bank has published information.

Readers of this report must note that this is a translation made from an original version written and expressed in Spanish.  Consequently, any matters of interpretation should be referred to the original version in Spanish.

INVESTOR RELATIONS CONTACTS:

In Buenos Aires:
Jorge Scarinci, CFA
Finance and Investor Relations Manager
Tel: +5411-5222-6730
E-mail: investorelations@macro.com.ar	visit our website at: www.macro.com.ar

1Q10 Results	Page 12 of 15

QUARTERLY BALANCE SHEET	MACRO consolidated
In MILLION $	I09	II09	III09	IV09	I10

ASSETS	24,761.8	25,209.3	26,173.7	26,859.2	28,201.5
Cash	3,713.1	3,475.2	4,201.1	5,016.2	4,960.7
Government Securities	6,525.2	7,306.8	7,572.8	6,981.1	7,381.4
LEBAC/NOBAC	5,158.9	5,364.3	5,826.7	4,650.4	5,209.1
Other	1,366.3	1,942.5	1,746.2	2,330.7	2,172.4
Loans	10,850.7	10,761.7	10,904.2	11,096.8	11,458.1
to the non-Financial Government Sector	291.3	274.3	203.6	206.5	338.9
to the Financial Sector	73.5	61.3	58.6	90.9	53.4
to the non-financial private sector	10,922.9	10,849.3	11,069.7	11,247.5	11,499.4
-Overdrafts	1,482.1	1,244.6	1,495.6	1,436.3	1,254.9
-Discounted documents	1,285.8	1,305.7	1,338.3	1,412.6	1,341.5
-Mortgages	752.0	712.8	741.5	746.8	802.0
-Pledges	337.8	292.6	258.1	262.5	282.3
-Consumer	3,806.7	3,773.7	3,845.7	4,006.6	4,234.1
-Credit cards	859.1	842.6	845.3	950.1	970.0
-Other	2,222.6	2,519.5	2,375.3	2,271.8	2,447.4
- Less: int. doc., cotiz dif.	176.8	157.8	169.9	160.8	167.2
Allowances	-437.0	-423.2	-427.6	-448.0	-433.6
Other receivables from financial intermediation	2,253.2	2,305.6	2,136.0	2,380.7	2,974.8
Investments in other companies	10.6	10.3	10.0	10.0	10.0
Other receivables	299.8	299.2	322.5	366.5	427.0
Other assets	1,109.3	1,050.5	1,027.1	1,007.9	989.5
LIABILITIES	21,841.8	22,290.1	23,062.0	23,500.4	24,596.7
Deposits	17,286.3	17,734.9	18,539.0	18,592.9	19,513.2
From the non-financial government sector	4,247.5	4,154.3	4,039.7	3,613.9	4,312.4
From the financial sector	16.1	11.2	11.9	14.1	10.9
From the non-financial private sector	13,022.7	13,569.4	14,487.4	14,964.9	15,189.9
-Checking accounts	2,549.0	2,931.9	3,168.5	3,275.8	3,256.1
-Savings accounts	2,642.4	2,833.4	2,991.1	3,445.6	3,236.3
-Time deposits	7,293.9	7,192.4	7,706.8	7,711.5	8,140.7
-Other	537.4	611.7	621.0	532.0	556.8
Other liabilities from financial intermediation	3,238.8	3,149.8	3,041.9	3,338.1	3,281.6
Subordinated corporate bonds	573.9	572.5	593.3	572.5	598.2
Other liabilities	742.7	832.9	887.7	996.9	1,203.7

STOCKHOLDERS´ EQUITY	2,920.0	2,919.2	3,111.7	3,358.8	3,604.8

LIABILITIES + STOCKHOLDERS´ EQUITY	24,761.8	25,209.3	26,173.7	26,859.2	28,201.5

1Q10 Results	Page 13 of 15

QUARTERLY INCOME STATEMENT	MACRO consolidated
In MILLION $	I09	II09	III09	IV09	I10

Financial income	925.2	975.0	1,016.6	943.7	972.5
Interest on cash and due from banks	0.1	0.1	0.1	0.1	0.0
Interest on loans to the financial sector	3.3	2.5	0.9	0.8	2.0
Interest on overdrafts	99.3	83.1	81.5	76.4	59.6
Interest on documents	57.1	47.9	46.6	43.5	34.7
Interest on mortgages	26.9	25.5	25.7	25.9	25.7
Interest on pledges	16.4	15.1	12.5	11.1	11.5
Interest on credit cards	47.1	49.4	41.0	45.9	47.4
Interest on other loans	300.1	299.4	312.6	331.7	345.2
Income from government & private securities	184.2	341.7	462.7	382.4	369.6
Net options results	0.0	0.0	0.0	0.0	0.6
Results of guaranteed loans	3.2	0.0	0.3	3.7	0.1
Interest on other receivables from fin. intermediation	0.0	0.1	0.0	0.0	0.1
CER adjustment	5.0	2.5	3.4	7.8	1.0
CVS adjustment	0.2	0.2	0.1	0.2	0.2
Difference in Foreign Exchange	46.4	47.9	28.4	11.0	43.8
Other	135.9	59.8	0.8	3.2	31.0
Financial expense	-428.6	-370.3	-354.1	-358.6	-318.5
Interest on checking accounts	-4.8	-4.0	-3.9	-3.7	-3.0
Interest on saving accounts	-4.0	-4.1	-4.4	-4.6	-4.6
Interest on time deposits	-334.3	-286.0	-271.2	-254.5	-230.0
Interest on loans from the financial sector	-0.5	-0.1	-0.7	-1.4	-1.1
Interest on subordinated notes	0.0	0.0	0.0	-0.1	0.0
Other Interest	-13.1	-13.6	-14.1	-14.1	-14.1
Net Income from options	-1.1	-0.5	-0.6	-0.5	-0.5
Interest on other receivables from fin. intermediation	-22.1	-20.3	-19.6	-19.5	-16.2
CER adjustments	-1.9	-0.6	-0.8	-1.0	-1.4
Deposits guarantee fund	-7.1	-7.4	-7.8	-7.7	-7.9
Other Interest	-39.7	-33.6	-31.0	-51.6	-39.7
Net financial income	496.7	604.7	662.5	585.1	654.0
Provision for loan losses	-25.7	-25.8	-81.4	-64.6	-37.8

Fee income	252.1	260.6	259.8	277.8	283.0
Fee expense	-54.3	-55.7	-53.7	-62.9	-62.7
Net fee income	197.7	204.9	206.1	214.9	220.3

Administrative expense	-359.1	-371.1	-373.3	-418.9	-414.2
Minority interest	-0.7	-1.2	-1.6	-1.6	-1.5
Net other income	2.4	-7.2	-3.4	-28.1	15.0
Earnings before income tax	311.1	404.3	408.8	286.8	435.8
Income tax	-155.2	-241.2	-217.9	-45.0	-189.8

Net income	156.0	163.2	190.9	241.8	246.0

1Q10 Results	Page 14 of 15

QUARTER ANNUALIZED RATIOS	MACRO consolidated
	I09	II09	III09	IV09	I10

Profitability & performance
Net interest margin	8.6%	12.0%	14.4%	12.5%	12.1%
Fee income ratio	28.5%	25.3%	23.7%	26.9%	25.2%
Efficiency ratio	51.7%	45.8%	43.0%	52.4%	47.4%
Fee income as a percentage of adm expenses	55.1%	55.3%	55.2%	51.3%	53.2%
Return on average assets	2.6%	2.7%	3.1%	3.8%	3.6%
Return on average equity	21.7%	22.0%	25.5%	30.2%	28.0%
Liquidity
Loans as a percentage of total deposits	65.3%	63.1%	61.1%	62.1%	60.9%
Liquid assets as a percentage of total deposits	56.0%	55.3%	59.7%	60.6%	60.4%
Capital
Total equity as a percentage of total assets	11.8%	11.6%	11.9%	12.5%	12.8%
Regulatory capital as a percentage of risk weighted assets	24.6%	24.6%	25.3%	27.4%	29.1%
Asset Quality
Allowances over total loans	3.9%	3.8%	3.8%	3.9%	3.7%
Non-performing loans as a percentage of total loans	3.1%	3.6%	3.2%	3.3%	3.0%
Allowances as a percentage of non-performing loans	123.6%	106.1%	119.3%	119.5%	121.0%
Amparos as a percentage of average equity	1.3%	1.4%	1.5%	1.6%	1.4%

ACCUMULATED ANNUALIZED RATIOS	MACRO consolidated
	I09	II09	III09	IV09	I10

Profitability & performance
Net interest margin	8.6%	10.3%	11.7%	11.7%	12.1%
Fee income ratio	28.5%	26.8%	25.7%	26.0%	25.2%
Efficiency ratio	51.7%	48.6%	46.5%	48.0%	47.4%
Fee income as a percentage of adm expenses	55.1%	55.2%	55.2%	54.1%	53.2%
Return on average assets	2.6%	2.6%	2.8%	3.0%	3.6%
Return on average equity	21.7%	21.8%	23.0%	24.6%	28.0%
Liquidity
Loans as a percentage of total deposits	65.3%	63.1%	61.1%	62.1%	60.9%
Liquid assets as a percentage of total deposits	56.0%	55.3%	59.7%	60.6%	60.4%
Capital
Total equity as a percentage of total assets	11.8%	11.6%	11.9%	12.5%	12.8%
Regulatory capital as a percentage of risk weighted assets	24.6%	24.6%	25.3%	27.4%	29.1%
Asset Quality
Allowances over total loans	3.9%	3.8%	3.8%	3.9%	3.7%
Non-performing loans as a percentage of total loans	3.1%	3.6%	3.2%	3.3%	3.0%
Allowances as a percentage of non-performing loans	123.6%	106.1%	119.3%	119.5%	121.0%
Amparos as a percentage of average equity	1.3%	1.4%	1.5%	1.7%	1.4%

1Q10 Results	Page 15 of 15

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 7, 2010

MACRO BANK INC.

By: /s/
Name: Luis Cerolini
Title: Director